August 24, 2010 By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:  Larry Spirgel, Gopal Dharia and Reid Hooper

Re:	CTC Media, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Ladies and Gentlemen:

This letter relates to the letter (the “Letter”) to our client, CTC Media, Inc. (the “Company”), dated August 18, 2010, from Mr. Larry Spirgel, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

In the Letter, Mr. Spirgel requests that the Company submit to the Staff a response to the comments contained in the Letter within 10 business days or provide an indication as to when the Company intends to provide you with a response.  As discussed by telephone with Gopal Dharia of the Staff, we plan to submit the Company’s response by Friday, September 10, 2010.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 212-295-6827.

Very truly yours,

/s/ Trisha Johnson
Trisha Johnson